Exhibit 99.2

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL MEETING OF SHAREHOLDERS

OF HUDBAY MINERALS INC.

TO BE HELD ON

THURSDAY, JUNE 16, 2011

MAY 16, 2011

HUDBAY MINERALS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of HudBay Minerals Inc. (“HudBay”) will be held at the Toronto Board of Trade, East Ballroom, Suite 350, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario M5X 1C1 on Thursday, June 16, 2011 at 10:00 a.m. (Eastern Time), for the following purposes:

1.	to receive HudBay’s audited consolidated financial statements for the year ended December 31, 2010 and the auditor’s report thereon;

2.	to elect the directors of HudBay;

3.	to appoint Deloitte & Touche LLP as HudBay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

4.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

HudBay’s Board of Directors has fixed the close of business on May 4, 2011 as the record date, being the date for the determination of the registered holders of HudBay common shares entitled to receive notice of and vote at the Meeting and any adjournment thereof. Shareholders who acquire common shares after May 4, 2011 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting. Proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with one of HudBay’s transfer agents, Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 or Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, 07016, no later than 10:00 a.m. (Eastern Time) on June 14, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 16th day of May, 2011.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis

Chairman

( i )

HUDBAY MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of HudBay Minerals Inc. for use at the annual meeting of shareholders (the “Meeting”) to be held on Thursday, June 16, 2011 at 10:00 a.m. (Eastern Time) at the Toronto Board of Trade, East Ballroom, Suite 350, 1 First Canadian Place, 77 Adelaide Street West, Toronto, Ontario M5X 1C1 and any adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this circular to “we”, “us”, “our” and similar terms, as well as references to HudBay, refer to HudBay Minerals Inc. Unless otherwise indicated, the information in this Circular is given as at May 16, 2011 and all dollar references in this Circular are to Canadian dollars.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of our common shares, a proxy form is enclosed that you can use to vote at the Meeting or you may attend in person.

•	If your common shares are held by a nominee, you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These security holder materials are being sent to both registered and non-registered owners of our common shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a proxy so you can vote your common shares at the Meeting. See “Voting Information – Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other material relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

Voting Matters

At the Meeting, shareholders are voting on the:

•	election of directors; and

•	appointment of our auditor for 2011 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Who Can Vote

The record date for the Meeting is May 4, 2011. Our transfer agents have prepared a list, as of the close of business on the record date, of the registered holders of our common shares. A holder of common shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each common share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

Voting Your Common Shares

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under “— Voting Your Common Shares by Proxy”.

Non-Registered Shareholders

It is possible that your common shares may be registered in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of a nominee, you are a non-registered shareholder, which is sometimes referred to as a beneficial owner. Your nominee is entitled to vote the common shares held by it on the record date. However, it must first seek your instructions as to how to vote your common shares or otherwise make arrangements so that you may vote your common shares directly. Your nominee is not entitled to vote the common shares held by it without written instructions from the beneficial owner. You may vote your common shares through your nominee or in person by taking the appropriate steps, which will vary depending on whether you are an objecting beneficial owner or a non-objecting beneficial owner of common shares. You are an objecting beneficial owner of common shares (“OBO”) if you have declined to allow your nominee to disclose your ownership information to us. You are a non-objecting beneficial owner of common shares (“NOBO”) if you have provided instructions to your nominee to disclose your ownership information to us.

OBOs and Non-Resident Shareholders

OBOs in Canada and all non-registered shareholders resident outside of Canada should carefully review the instructions provided to them by their nominee regarding how to provide voting instructions or how to obtain a proxy with respect to their common shares. Such shareholders may also wish to contact their nominees directly in order to obtain instructions regarding how to vote common shares that they beneficially own.

Please note that if you are an OBO resident in Canada or a non-registered shareholder resident outside of Canada and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting common shares registered in the name of a nominee unless you appoint yourself as a proxyholder. In order to do this, you should follow the instructions on the voting instruction form and, in doing so, specify your own name as the person whom you are appointing as proxy for the purposes of voting your common shares. You are reminded that any voting instructions should be communicated to your nominee in accordance with the procedures set out in the voting instruction form well in advance of the deadline for the receipt of proxies.

NOBOs

NOBOs resident in Canada will have received this Circular directly from our transfer agent in Canada and enclosed with the Circular is a proxy for your use. You may attend the Meeting and vote in person, or give another person authority to represent you and vote your shares at the Meeting. To vote in person, insert your name in the space provided on the enclosed proxy and return the proxy as described below under “— Voting Your Common Shares by Proxy”.

Voting Your Common Shares by Proxy

If you will not be at the Meeting or do not wish to vote in person, or if you are a NOBO who wishes to vote in person at the Meeting, you may vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by one of HudBay’s transfer agents, Equity Financial Trust Company at Suite 400, 200 University Avenue, Toronto, Ontario M5H 4H1 or Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ, 07016, prior to 10:00 a.m. (Eastern Time) on June 14, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Registered shareholders and NOBOs resident in Canada may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address set forth above;

•	by fax to +1 416-595-9593 or

•	by internet at www.voteproxyonline.com.

Registered shareholders and NOBOs resident in Canada who are not individuals should provide their voting instructions by mail, hand delivery or courier and not by internet.

Your Proxy Vote

On the proxy form, you can indicate how you want to vote your common shares, or you can let your proxyholder decide for you.

All common shares represented by properly completed proxies received by one of HudBay’s transfer agents, Equity Financial Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 or Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ, 07016, no later than 10:00 a.m. (Eastern Time) on June 14, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting will be voted or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting.

If you give directions on how to vote your common shares on your proxy form, your proxyholder must vote your common shares according to your instructions. If you have not specified how to vote on a particular matter on your proxy form, your proxyholder can vote your common shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your common shares will be voted as follows:

•	FOR the election of each of the eight nominees as directors; and

•	FOR the appointment of Deloitte & Touche LLP as our auditor for 2011 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any continuation after an adjournment of the Meeting) and to vote your common shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of HudBay. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are our Chairman, and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is used by doing any one of the following:

•

You may send another proxy form with a later date to one of our transfer agents, Equity Financial Trust Company or Registrar and Transfer Company, but it must reach Equity Financial Trust Company or Registrar and Transfer Company no later than 10:00 a.m. (Eastern Time) on June 14, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting;

•

You may deliver a signed written statement, stating that you want to revoke your proxy, to our Assistant Corporate Secretary no later than 10:00 a.m. (Eastern Time) on June 14, 2011 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, at 1 Adelaide Street East, Suite 2501, Toronto, Ontario, M5C 2V9 or by facsimile at (416) 362-9967;

•	You may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

•	You may revoke your proxy in any other manner permitted by law.

Additional Matters Presented at the Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.

If you sign and return the proxy form and do not appoint a proxyholder by filling in a name, and any matter is presented at the Meeting in addition to, or as an amendment or variation to, the matters described in the Notice of Meeting, the HudBay representatives named as proxies will vote in their best judgment. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your common shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

Voting Shares and Principal Holders

Our common shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at May 13, 2011, 171,381,870 common shares were issued and outstanding.

To the knowledge of the directors and executive officers of HudBay, based upon filings made with Canadian and United States securities regulators as at May 16, 2011, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2010 and the auditor’s report thereon will be presented at the Meeting.

2.	Election of Directors

Our articles provide that the Board must consist of a minimum of three and a maximum of nine directors. Our Board currently is composed of eight directors. Each of the persons listed below has been nominated for election as a director, to hold office until the earlier of the conclusion of our next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws. All of the nominees are current members of our Board.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election will be expected to promptly tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board. The Corporate Governance and Nominating Committee of the Board will then consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board will make and announce its decision with respect to the director’s offer to resign in a news release within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to the resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below.

J. Bruce Barraclough	John L. Knowles

David Garofalo	Alan J. Lenczner

Alan R. Hibben	Kenneth G. Stowe

W. Warren Holmes	G. Wesley Voorheis

Our management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

J. Bruce Barraclough

Mississauga, Ontario, Canada

Age: 63

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 11,534

Total Value of Common

Shares and DSUs(2): $160,207

Committee Membership:	Audit Committee, Chair Compensation Committee EHS Committee
Principal Occupation:	Corporate Director
Biographical Information:

Mr. Barraclough is a corporate director who worked for Ernst & Young LLP for 37 years, 27 as a partner until his retirement on June 30, 2008.

Mr. Barraclough holds an MBA from the Schulich School of Business and a Bachelor of Applied Science from the University of Toronto. He is also a Fellow of the Institute of Chartered Accountants of Ontario (FCA) and holds the designation of Chartered Director (C.Dir.) from The Directors College (a joint venture of McMaster University and The Conference Board of Canada).

Public Company Directorships (Past 5 years):	Coalcorp Mining Inc. (2009 to 2010)

David Garofalo

Richmond Hill, Ontario, Canada

Age: 45

Independent: No

Director Since: August 2010

Common Shares Held(1): 81,123

Share Units Held: 156,265

Total Value of Common

Shares and Share Units(2): $3,297,319

Committee Membership:	EHS Committee
Principal Occupation:	President and Chief Executive Officer, HudBay Minerals Inc.
Biographical Information:

Mr. Garofalo has been HudBay’s President and Chief Executive Officer since July 2010. Previously, he served as Senior Vice President, Finance and Chief Financial Officer with Agnico-Eagle Mines Limited from 1998 to 2010 and as Treasurer and in various finance roles with Inmet Mining Corporation from 1990 to 1998.

Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He is also a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Malbex Resources Inc. (2009 to present) Agnico-Eagle Mines Limited (2008 to 2010) Cumberland Resources Ltd. (2007) Stornoway Diamond Corporation (2006 to 2010) Tiberon Minerals Ltd. (2006 to 2007)

Alan R. Hibben

Toronto, Ontario, Canada

Age: 58

Independent: Yes

Director Since: March 2009

Common Shares Held(1): 4,000

Deferred Share

Units Held: 25,986

Total Value of Common

Shares and DSUs(2): $416,506

Committee Membership:	Compensation Committee, Chair
Principal Occupation:	Managing Director, RBC Capital Markets
Biographical Information:

Mr. Hibben has held several senior positions with RBC Capital Markets, including his current role as Managing Director, which he assumed on his return to RBC in March 2011. He was head of strategy & development at RBC Financial Group from January 2005 to June 2007 and a principal with Shakerhill Partners Ltd. from July 2007 to January 2009. From January 2009 to February 2011 he was a partner with Blair Franklin Capital Partners Inc., a financial advisory firm.

Mr. Hibben has been a director of six public companies and six substantial private companies. Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):	Discovery Air Inc. (2008 to present) Pinetree Capital Inc. (2008 to 2009)

W. Warren Holmes

Stratford, Ontario, Canada

Age: 68

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 83,549

Total Value of Common

Shares and DSUs(2): $1,160,496

Committee Membership:	EHS Committee, Chair Technical Committee, Chair Corporate Governance and Nominating Committee
Principal Occupation:	Corporate Director
Biographical Information:

Mr. Holmes was HudBay’s Executive Vice Chairman from November 12, 2009 to July 12, 2010 and its Interim Chief Executive Officer from January 1, 2010 to July 12, 2010. He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964-1986) where he was Vice President and General Manager of Pamour Porcupine Mines Limited and with Falconbridge Limited (1986-2002) where he was Senior Vice-President of Canadian Mining Operations.

Since his retirement from Falconbridge, Mr. Holmes has served as a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queens University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

Atlanta Gold Inc. (Vice Chairman) (2008 to present)

Foraco International S.A. (Lead Director) (2007 to present)

Nuinsco Resources Limited (2002 to present)

Victory Nickel Inc. (2006 to present)

Wallbridge Mining Company Limited (Chairman)

    (2002 to present)

Campbell Resources Ltd. (2006 to 2009)

Inmet Mining Corporation (2004 to 2007)

John L. Knowles

Winnipeg, Manitoba, Canada

Age: 56

Independent: Yes

Director Since: March 2009

Common Shares Held(1): Nil

Deferred Share

Units Held: 19,778

Total Value of Common

Shares and DSUs(2): $274,716

Committee Membership:	Audit Committee Technical Committee
Principal Occupation:	President and Chief Executive Officer, Wildcat Exploration Ltd.
Biographical Information:

Mr. Knowles is President and CEO of Wildcat Exploration Ltd, a mining exploration company, prior to which he was Executive Vice President and Chief Financial Officer of Aur Resources Inc. from 2005 to 2006. He was Vice President and Chief Financial Officer of HudBay and its predecessor company from 1996 to 2005.

Mr. Knowles has over 25 years of experience in senior roles with Canadian and international resource companies. He is a director of private companies involved in international gold exploration, bio-pharmaceuticals and real estate development. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

Public Company Directorships (Past 5 years):	Tanzania Minerals Corp. (March 2011 to present) Wildcat Exploration Ltd. (2007 to present)

Alan J. Lenczner

Toronto, Ontario, Canada

Age: 68

Independent: Yes

Director Since: March 2009

Common Shares Held(1): 10,000

Deferred Share

Units Held: 11,534

Total Value of Common

Shares and DSUs(2): $299,107

	Committee Membership:	Audit Committee Corporate Governance and Nominating Committee EHS Committee
	Principal Occupation:	Partner, Lenczner Slaght Royce Smith Griffin LLP

Biographical Information:

Mr. Lenczner is a partner at Lenczner Slaght Royce Smith Griffin LLP.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen’s Counsel in 1982.

	Public Company Directorships (Past 5 years):	Leon’s Furniture Ltd. (1988 to present)
Kenneth G. Stowe Oakville, Ontario, Canada Age: 59 Independent: Yes Director Since: June 2010 Common Shares Held(1): Nil Deferred Share Units Held: 1,926 Total Value of Common Shares and DSUs: $26,752	Committee Membership:	Compensation Committee Technical Committee
	Principal Occupation:	President and Chief Executive Officer of Northgate Minerals Corporation
Biographical Information:

Mr. Stowe recently announced his upcoming retirement, effective December 31, 2011, from Northgate Minerals Corporation where he has been President since 1999 and Chief Executive Officer since 2001. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006 he was the recipient of the Canadian Mineral Processor of the Year award.

	Public Company Directorships (Past 5 years):	Northgate Minerals Corporation (2001 to present) Centenario Copper Corporation (2005 to 2009)

G. Wesley Voorheis

Toronto, Ontario, Canada

Age: 57

Independent: Yes

Director Since: March 2009

Common Shares Held(1): 38,500

Deferred Share

Units Held: 49,563

Total Value of Common

Shares and DSUs(2): $1,224,445

Committee Membership:	Corporate Governance and Nominating Committee, Chair
Principal Occupation:	Partner, Voorheis & Co. LLP
Biographical Information:

Mr. Voorheis is Chairman of HudBay. He is also Managing Director of VC & Co. Incorporated and a Partner of Voorheis & Co. LLP, which act as strategic advisors to institutional and other shareholders.

Prior to the establishment of Voorheis & Co. LLP in 1995, Mr. Voorheis was a partner in a major Toronto law firm.

Public Company Directorships (Past 5 years):	Coventree Inc. (2008 to present) easyhome Ltd. (April 2010 to present) Hollinger Inc. (2006-2008) Sun Times Media Group, Inc. (2007-2008)

(1)	The common shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominee. The information about common shares over which control or direction is exercised, not being within the knowledge of HudBay, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

(2)	Based on the $13.89 closing price of our common shares on the TSX on May 16, 2011.

Corporate Cease Trade Orders or Bankruptcies

Mr. Barraclough was a director of Coalcorp Mining Inc. (“Coalcorp”) from January 2009 to June 2010. On February 18, 2009, the OSC issued a temporary management cease trade order (“MCTO”) related to Coalcorp securities against the chief executive officer and chief financial officer of Coalcorp for so long as the interim financial statements, certifications and related management’s discussion and analysis for the quarter ended December 31, 2009 were not filed. Coalcorp subsequently filed the outstanding materials. However, on October 19, 2009, the OSC issued a temporary MCTO against Coalcorp’s chief executive officer pending the filing of Coalcorp’s 2009 audited annual financial statements, management’s discussion and analysis and annual information form. The MCTO and a subsequently issued general cease trade order against Coalcorp were revoked on November 15, 2010 following the filing of Coalcorp’s outstanding continuous disclosure documents.

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

From September 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. (“Atlas”), the entity through which Atlas Cold Storage Income Trust (“Atlas Income Trust”) carried on its business. As a result of Atlas Income Trust not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a MCTO relating to any trading in securities of Atlas Income Trust against the trustees of Atlas Income Trust, certain members of the board of directors of Atlas and certain other then-current and former officers of Atlas. The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

Mr. Voorheis was a director of Hollinger Inc. (“Hollinger”) from May 2006 to June 2008 and its Chief Executive Officer from April 2007 to June 2008. On August 1, 2007, Hollinger obtained an initial court order granting it creditor protection under the CCAA and made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code. On May 14, 2008, Hollinger announced that it had reached an agreement with its two principal creditors addressing the various principal matters in dispute among those parties and that, upon Court approval of that agreement, Mr. Voorheis would resign as an officer and director of Hollinger. The Court formally approved that agreement on May 26, 2008, and Mr. Voorheis resigned as a director and officer of Hollinger effective June 17, 2008.

Hollinger has been the subject of several cease trade orders issued between 2004 and 2008, due to its failure to file financial statements on a timely basis. On August 5, 2008, the OSC issued a permanent cease trade order against Hollinger which remains in effect. Hollinger has stated that the cease trade order was issued as a result of its determination, in the interests of reducing its costs for the benefit of its stakeholders, not to prepare and file annual audited financial statements and other annual disclosure documents in respect of Hollinger’s financial year ended March 31, 2008.

Mr. Voorheis was a director of Sun Times Media Group, Inc. (“Sun Times”) from August 2007 to June 2008. On March 31, 2009, Sun Times and its domestic subsidiaries filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code.

3.	Appointment of Auditor

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2010, Deloitte was paid $1,151,039 for audit services, $300,132 for audit-related services, $16,700 for tax-related services and $49,350 for other services related to the review of our 2009 corporate social responsibility report. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2010 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Our Board recommends that you vote FOR the appointment of Deloitte & Touche LLP as our auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

Our corporate governance policies, procedures and practices are designed to ensure that our Board can fulfill its statutory mandate to supervise the management of our business and affairs with the highest standards of ethical conduct and in our best interests and the best interests of our shareholders.

Shortly after taking office in 2009, the Board refined our governance policies, procedures and practices to ensure they promote the effective functioning of the Board and its Committees and the interests of shareholders, and to establish a common set of expectations as to how the Board, its Committees, individual directors and senior management should perform their functions. The Board believes that our corporate governance policies, procedures and practices, which are described below, are in compliance with applicable guidelines, rules and other legal requirements, are consistent with “best practices” and are appropriate in the current circumstances.

The Board recognizes that our corporate governance policies, procedures and practices cannot be static and that further refinements may be necessary as applicable legal and regulatory requirements and our circumstances evolve. The Board intends to continue to ensure that our systems and culture of corporate governance meet the legitimate expectations of shareholders, as well as applicable legal and regulatory requirements.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “A” to this Circular and can be viewed on our website at www.hudbayminerals.com. The Board has approved the disclosure of our governance practices described below.

Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of our company, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;

•

reviewing the principal strategic, operational, reporting and compliance risks for our company and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•

ensuring, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee;

•	ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;

•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•	ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and

•

reviewing and, where appropriate approving, the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

Board Composition

The Corporate Governance and Nominating Committee develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance and Nominating Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	their judgment, character, expertise, skills and knowledge that may be useful to the oversight of our business;

•	their diversity of viewpoints, backgrounds, experiences and other demographics;

•	their business and other relevant experience; and

•

the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our company’s needs.

These criteria are to be applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

Pursuant to our Corporate Governance Guidelines, directors who have reached 70 years of age will not be eligible for re-election to the Board unless a determination to the contrary is made by our Corporate Governance and Nominating Committee.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the CEO approve any other directorships held by our directors and officers. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than five other public companies.

Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the Corporate Governance and Nominating Committee, the Board has considered the relationship to HudBay of each of the nominees for election by the shareholders and has determined that seven of the eight directors nominated for election at the Meeting are independent (J. Bruce Barraclough, Alan R. Hibben, W. Warren Holmes, John L. Knowles, Alan J. Lenczner, Kenneth G. Stowe and G. Wesley Voorheis).

W. Warren Holmes was our Executive Vice Chairman from November 12, 2009 until July 12, 2010 and our Interim Chief Executive Officer from January 1, 2010 to July 12, 2010, during which time he was not considered to be an independent director. Pursuant to the categorical standards in our Corporate Governance Guidelines, Mr. Holmes was considered to be independent again commencing on July 12, 2010 when he relinquished his roles as Executive Vice Chairman and Interim CEO upon David Garofalo’s appointment as our President and Chief Executive Officer.

Mr. Hibben was a member of the Audit Committee from March 23, 2009 to March 28, 2011. He resigned from the Audit Committee after assuming a position as Managing Director of RBC Capital Markets (“RBC”). RBC has acted for us as a financial advisor. Following his return to RBC, Mr. Hibben no longer qualified as an independent member of the Audit Committee, as required by National Instrument 52-110 - Audit Committees. The Board also considered Mr. Hibben’s independence under the categorical standards for determining independence contained in the Board’s Governance Guidelines. The Board concluded that Mr. Hibben’s position with RBC would not reasonably be expected to interfere with the exercise of his independent judgment and concluded that he continued to qualify as an independent member of the Board.

The following table sets out the relationship of the nominees for election as directors to our company.

Name	Independent	Not Independent	Reason for Not Independent Status
J. Bruce Barraclough	✓
David Garofalo		✓	President and Chief Executive Officer of HudBay.
Alan R. Hibben	✓
W. Warren Holmes	✓
John L. Knowles	✓
Alan J. Lenczner	✓
Kenneth G. Stowe	✓
G. Wesley Voorheis	✓

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on another public company board), without the approval of our Corporate Governance and Nominating Committee. Currently, none of our directors sit together on the board of directors of any other public company.

For more information about the nominees for election at the Meeting, see above under “Election of Directors – Nominees for Election as Directors”.

Board Process

In addition to having the majority of the Board composed of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and senior management by the Corporate Governance and Nominating Committee. In addition, the independent directors meet as a group in executive session (with no non-independent directors present) after every regularly scheduled meeting of the Board and otherwise as determined to be necessary. The independent directors met in executive session at each of the five regularly-scheduled Board meetings held during 2010, and at seven of the Board’s 13 other meetings.

The position description of the Chairman, which has been approved by the Board, is available on our website at www.hudbayminerals.com. The Board believes that it is in a position to function independently of senior management.

The Board has approved a position description for the Chief Executive Officer, which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long-range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting HudBay.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with our company and its business. New directors are provided with a comprehensive manual which includes descriptions of our organizational structure, operations, governance and compensation plans, and copies of our most recent core public disclosure documents. On an ongoing basis, senior management and the Board’s advisors provide periodic presentations to the Board to ensure that directors are aware of our business and operations, and industry trends and practices. In 2010, management and its advisors made presentations to the Board on mineral reserves and resources, metals marketing and compliance with foreign corrupt practices legislation. In 2010, the Board also received periodic operational updates from our senior management and presentations on our key properties, including our Lalor and Fenix properties. In addition, in 2010 the Board conducted site visits to our Fenix project in Guatemala, and Flin Flon, Manitoba, where they visited our Lalor project and met senior operational staff. The Board is required to meet at least four times a year, and more frequently as circumstances require. The table below describes Board and Committee attendance in 2010.

Board and Committee Meetings and Attendance

Directors	Board of Directors	Audit Committee	Compensation Committee(1)	Corporate Governance/ Nominating Committee	EHS Committee(2)	Technical Committee(3)	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
J. Bruce Barraclough	18/18	9/9	6/6	4/4	2/2		39/39	100%
David Garofalo	8/8				2/2		10/10	100%
Brian D. Gordon	8/8				3/3		11/11	100%
Alan R. Hibben	18/18	9/9	6/6				33/33	100%
W. Warren Holmes	18/18				5/5	9/9	32/32	100%
Peter R. Jones	8/8				3/3	4/4	15/15	100%
John L. Knowles	18/18	9/9	4/4			9/9	40/40	100%
Alan J. Lenczner	18/18			4/4	2/2		24/24	100%
Kenneth G. Stowe	9/10		2/2			5/5	16/17	94%
G. Wesley Voorheis	18/18			4/4			22/22	100%

(1)	Mr. Stowe replaced Mr. Knowles on the Compensation Committee on June 23, 2010.

(2)	Messrs. Jones and Gordon did not stand for re-election at our June 23, 2010 annual meeting of shareholders. Following their departure from the Board, they were replaced on the EHS Committee by Messrs. Barraclough and Lenczner on June 23, 2010.

(3)	Mr. Stowe replaced Mr. Jones on the Technical Committee on June 23, 2010.

Board Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. Likewise, the members of each Committee along with the members of management most involved with each such Committee conduct a formal evaluation of the Committees with which they are involved. As part of such process, each director completes a detailed questionnaire which requires them to assess the performance of the Board or the applicable Committee. The questionnaires require input on the role, responsibilities and effectiveness of the Board/Committee, its membership, the conduct of meetings, the performance of the Chair, and any improvements that could be made to enhance its effectiveness. The questionnaire in respect of the Board also includes a self-evaluation and an anonymous peer evaluation. The results of the evaluations are then reviewed by the Corporate Governance and Nominating Committee, who reports to the full Board.

Committees of the Board

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below, and their charters may be viewed on our website at www.hudbayminerals.com. Each Committee reviews and assesses its mandate at least annually, has the authority to retain special legal, accounting or other advisors and (with the exception of the Environmental, Health and Safety Committee and Technical Committee during the time Mr. Holmes served as Interim Chief Executive Officer) is chaired by an “independent” director. The Board has approved position descriptions for the Chairs of each of these Committees, which are available on our website at www.hudbayminerals.com.

Composition of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. All of our directors who are currently members of Committees of the Board, other than the Environmental, Health and Safety Committee, are independent directors.

Audit Committee

Members: J. Bruce Barraclough (Chair), John L. Knowles and Alan J. Lenczner.

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of our financial statements;

•	compliance with legal and regulatory requirements in respect of financial disclosure;

•	the qualification, independence and performance of the independent auditor;

•	the assessment, monitoring and management of the strategic, operational, reporting and compliance risks involved with our business; and

•	the performance of the Chief Financial Officer.

In addition, the Audit Committee provides an avenue for communication between the independent auditor, the Chief Financial Officer and other financial staff, other employees and the Board concerning accounting, auditing and risk management matters.

2010 Highlights	•	Oversaw the following management projects and programs:

		•	Management’s International Financial Reporting Standards (IFRS) conversion project

		•	Implementation of new enterprise resource planning system

		•	Sarbanes-Oxley compliance program

	•	Received reports from management on privacy matters, insurance, risk management, information technology, pension plans (jointly with the Compensation Committee) and controls regarding foreign corrupt practices compliance

The U.S. Securities and Exchange Commission (the “SEC”) requires, pursuant to Rule 10A-3 (“Rule 10A-3”) promulgated under the U.S. Exchange Act, that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” as that term is defined in Rule 10-A3.

All members of the Audit Committee are “financially literate” as contemplated by the rules of the Canadian Securities Administrators and “audit committee financial experts” under the rules of the SEC. When considering criteria for determinations of financial literacy, Audit Committee members must be able to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by our financial statements. Similarly, when considering the qualifications for being an audit committee financial expert, Audit Committee members must have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves, experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to our company’s financial statements, and an understanding of internal controls over financial reporting and audit committee functions generally.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the independent auditor (including oversight of the resolution of any disagreements between senior management and the independent auditor regarding financial reporting) for the purposes of preparing audit reports and performing other audit, review or attest services. The Audit Committee has the authority to approve significant non-audit relationships with the independent auditor and the terms of and fees for audit and non-audit engagements. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with HudBay and reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditor regarding financial reporting and internal controls.

We have adopted a policy requiring Audit Committee pre-approval of non-audit services. Specifically, the policy requires that proposals seeking approval by the Audit Committee for routine and recurring non-audit services describe the terms and conditions and fees for the services and should include a statement by the independent auditor and Chief Financial Officer that the provision of those services could not be reasonably expected to compromise or impair the auditor’s independence. The Audit Committee may pre-approve non-audit services without the requirement to submit a specific proposal, provided that any such pre-approval on a general basis shall be applicable for 12 months. The Chair of the Audit Committee has been delegated authority to pre-approve on behalf of the Audit Committee the provision of specific non-audit services by the independent auditor where (a) it would be impractical for the services to be provided by another firm; or (b) the estimated fees associated with such services are not expected to exceed $50,000. Any approvals granted under this delegated authority are to be presented to the Audit Committee at its next scheduled meeting.

The Audit Committee has unrestricted access to our personnel and documents and to the independent auditor. The Audit Committee has primary oversight responsibility for our financial reporting, risk management and internal controls. It meets to review and discuss the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommend their approval to the Board. However, it is not the responsibility of the Audit Committee to determine that our financial statements are complete and accurate and prepared in accordance with applicable accounting principles and legal and regulatory requirements, which is the responsibility of senior management, or to plan and conduct audits of the financial statements, which is the responsibility of the independent auditor.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments and has explained to it, among other things, the various alternatives available under applicable accounting policies and principles (and the consequences of those alternatives) that could result in lower revenues or profits and higher asset write-offs and greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the independent auditor.

The Audit Committee oversees an employee complaint procedure, pursuant to which our directors, officers and employees and those of our subsidiaries will be encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting, internal accounting controls or auditing matters.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present.

None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to HudBay without the prior approval of the Audit Committee, the Corporate Governance and Nominating Committee and the Board. No member of the Audit Committee serves on the audit committee of more than three other public companies.

Information about the remuneration of the independent auditor for the last two years is contained in our company’s Annual Information Form (“AIF”) for the year ended December 31, 2010 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “B” to the AIF. Our AIF may be found on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: Alan R. Hibben (Chair), J. Bruce Barraclough and Kenneth G. Stowe.

The Compensation Committee assists the Board in discharging its responsibilities relating to: recruitment, development and retention of senior management; officer appointments, performance evaluations and compensation of senior management; senior management succession planning; compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share options, share issuances and share unit awards; pension and benefit plans; and share ownership guidelines.

2010 Highlights	•	Initiated grants of performance-conditioned share units as the form of long-term incentive for executives.

	•	Conducted detailed succession planning review of key management positions.

	•	Implemented an Employee Share Purchase Plan.

In 2010, the Compensation Committee received a report from management on succession plans at the senior management level and for other key positions. As we were actively seeking a Chief Executive Officer at the time, CEO succession was not considered in 2010. However, the Compensation Committee intends to consider CEO succession planning in 2011. For a detailed discussion of the activities of the Compensation Committee in 2010, see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: G. Wesley Voorheis (Chair), W. Warren Holmes and Alan J. Lenczner.

In addition to making recommendations as to the size of the Board, standards for director independence, nominees for election as directors and the composition of Committees, the Corporate Governance and Nominating Committee is intended to enhance HudBay’s corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics and Timely Disclosure, Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance and their charters and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance and Nominating Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues.

2010 Highlights	•	Technical Committee established as a standing committee of the Board
	•	Oversaw appointment of new Chief Executive Officer and addition of new director to the Board

The Board believes that our corporate governance policies, procedures and practices are in substantive compliance with applicable guidelines, rules and other legal requirements, are consistent with “best practices” and are appropriate for our company.

Environmental Health and Safety Committee

Members: W. Warren Holmes (Chair), J. Bruce Barraclough, David Garofalo and Alan J. Lenczner.

The purposes of the Environmental, Health and Safety (“EHS”) Committee are to assist the Board in discharging its responsibility relating to its oversight of our policies, programs and systems relating to environmental and health and safety issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

2010 Highlights	•	Completion of Human Health Risk Assessment in Flin Flon/ Creighton

	•	Oversaw copper smelter closure

	•	Received detailed orientation session on EHS policies, management systems and corporate social responsibility matters

The EHS Committee charter provides that the EHS Committee is to meet at least four times a year, and more frequently as circumstances require. All meetings of the EHS Committee are to include a session at which only members of the EHS Committee are present.

Technical Committee

Members: W. Warren Holmes (Chair), John L. Knowles and Kenneth G. Stowe.

The Technical Committee was established by the Board in March 2010 to assist the Board in its oversight of technical and operational matters, including: receiving regular updates from management on key technical and operational issues and initiatives; assessing our systems and processes for reviewing technical risks and technical controls in place at our operations; and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

2010 Highlights	• Approval of $560 million construction budget at Lalor • Oversaw due diligence on Constancia acquisition • Approval of 777 North expansion

Code of Business Conduct and Ethics

HudBay has adopted a Code of Business Conduct and Ethics which applies to all directors, officers and employees of our company, its subsidiaries and affiliates and other persons in similar relationships with those entities. The Code of Business Conduct and Ethics is provided to all directors, officers and employees and can be viewed on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Code of Business Conduct and Ethics addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of HudBay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code of Business Conduct and Ethics to bring it to the attention of a supervisor or department head. We have also established additional procedures for confidential and anonymous reporting of complaints concerning accounting, internal accounting controls and auditing matters. The Board requires every director and executive officer to disclose any direct or indirect conflict of interest that he or she has, and obtains annually from each director and executive officer formal confirmation of compliance with the Code of Business Conduct and Ethics.

Any waivers of the Code of Business Conduct and Ethics for directors or members of senior management may only be granted by the Board. The Board did not grant any waivers of the Code of Business Conduct and Ethics in 2010.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, suppliers, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information. Our Timely Disclosure, Confidentiality and Insider Trading Policy is available on our website at www.hudbayminerals.com.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, we hold regular conference calls after the release of quarterly and annual results and from time to time hold meetings or calls in association with the release of other material information. All such meetings and calls are open to be attended or heard by the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

Shareholders may communicate directly with non-management directors through the Chairman, by writing to: Chairman of the Board, HudBay Minerals Inc., Dundee Place, 1 Adelaide Street East, Suite 2501, Toronto, Ontario, Canada M5C 2V9.

The New York Stock Exchange Corporate Governance Listing Standards

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A-3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between its corporate governance practices and the NYSE listing standards; (iii)

the requirement (Section 303A.12(b)) that our CEO to notify in writing the NYSE after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A-3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at http://www.hudbayminerals.com/corporate/governance.php.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Committee Report

Since March 2009, the Compensation Committee has implemented changes to our executive and director compensation that enhance the association between pay and performance and provide understandable and transparent compensation practices aligned with shareholder interests. For example, under our long-term incentive program, grants of a fixed number of share options were replaced with grants of share units based upon grant value, director compensation was reduced and share option grants to directors were eliminated in favour of deferred share units. Moreover, performance-based compensation in the form of annual cash bonuses and long-term incentive plan share unit awards is now linked to clear, objectively measureable performance objectives that relate directly to our strategic plan to deliver long-term value for the benefit of our shareholders.

2010 Achievements Under Board of Directors and Compensation Committee	•	Initiated grants of performance-conditioned share units as the form of long-term incentive for executives.
	•	Conducted detailed succession planning review of key management positions.
	•	Implemented an Employee Share Purchase Plan.
	•	Reviewed director compensation.

In early 2010, while W. Warren Holmes was Interim Chief Executive Officer, our 2010 corporate objectives were established by management and reviewed and supported by the Board. Upon his hiring, our new Chief Executive Officer, David Garofalo, began to implement his strategic vision to create long-term value in the company. Our strategic plan and company mission were further refined by management at a strategic review session which included our new Senior Vice President, Corporate Development, Ken Gillis. The changes to our executive compensation programs that were implemented in 2009 and 2010 help to incent management to achieve our strategic plan by linking a significant portion of their overall compensation to achievement of key strategic objectives that help to drive shareholder value. In 2010, approximately 60% of our executives’ total direct compensation was linked to these objectives.

The Compensation Committee met six times in 2010 and has met four times to date in 2011. We believe this reflects the significant efforts management and the Board have made to establish a compensation program consistent with our company’s best interests.

The Chair of the Compensation Committee, Alan R. Hibben, will be available to answer questions at the Meeting. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that such information be included in this Circular.

Compensation Discussion and Analysis

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers, and incent them to achieve our strategic and operational objectives within a framework that is consistent with the best interests of our company and governance best practices; and (ii) align executive and directors’ interests with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to achievements, both individual and corporate. This, along with the share ownership guidelines implemented by the Compensation Committee, helps to align management’s and the Board’s interests with long-term shareholder interests.

The primary objectives of our executive compensation program are to:

•	attract and retain talented, high-achieving executives who are dedicated to the success of our company and the creation of long-term shareholder value;

•

motivate our management team to continually meet and exceed operating targets without sacrificing our commitment to our employees’ health and safety and the environment, while advancing our strategic objectives of growth through optimization of our current operations, exploration and development, and strategic acquisitions; and

•

align the interests of management and shareholders by emphasizing “at-risk” performance-based compensation which recognizes corporate and individual performance that helps to create long-term shareholder value.

Compensation Committee Mandate

The current members of the Compensation Committee are Alan R. Hibben (Chair), J. Bruce Barraclough and Kenneth G. Stowe, who replaced John L. Knowles on the Committee on June 24, 2010. Each of these individuals is independent within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices and each has helpful and diverse experience which enables the Committee to achieve its objectives. Both Mr. Hibben and Mr. Barraclough have compensation committee experience at other public companies and Mr. Stowe has been a senior mining executive for many years and brings insight into compensation practices in the mining industry generally.

The responsibilities of the Compensation Committee, as set forth in its charter, include the following:

•

reviewing with the CEO our long-term goals and objectives and their link to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and determining and recommending the CEO’s compensation to the Board of Directors for approval;

•	reviewing and making recommendations to the Board with respect to the compensation of the members of senior management;

•	reviewing and making recommendations to the Board with respect to the compensation of directors, the Chairman and those acting as committee chairs;

•	fixing and determining awards to employees of equity-based compensation pursuant to our equity-based plans;

•

periodically reviewing with the Board succession plans relating to the positions of the CEO and other senior officers and making recommendations to the Board with respect to the selection of individuals to occupy these positions; and

•

regularly reviewing the efficacy of incentive compensation programs and equity-based compensation programs for directors, officers and employees, including share ownership guidelines and making recommendations to the Board.

The Compensation Committee’s charter requires it to meet at least twice annually and to meet in camera at each meeting without members of management present. To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from special legal and other advisors as it determines necessary, including the use of compensation consultants to assist in the evaluation of CEO, senior management and director compensation. The Board, however, makes the ultimate decisions with respect to executive compensation upon consideration of the Compensation Committee’s recommendations.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used by the Compensation Committee in its determinations, and reporting on historical compensation levels, methods of compensation, achieved performance relative to corporate and individual objectives, and recent compensation trends and regulatory initiatives. Management also makes recommendations with respect to long-term incentive grants and annual cash bonus awards for eligible employees below the executive level.

The Compensation Committee also relies on the CEO to assist in its review of the performance of the other executives, which performance determines the amount of both short-term and long-term incentive awards. Given the close working relationship of the CEO and other executives, the Compensation Committee believes the CEO’s assessment of the other executives’ performance and contribution is valuable. While the CEO attends some Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his compensation.

Role of Compensation Consultant

As it did in 2009, the Compensation Committee engaged Hugessen Consulting (“Hugessen”), an independent compensation consultant, to provide data, advice and analysis respecting certain executive and director compensation matters. In particular, Hugesson advised the Compensation Committee respecting compensation for the new CEO during the hiring process, and also conducted a detailed benchmarking of our directors’ compensation against that of a peer group and gave advice and recommendations respecting our director compensation.

Hugessen received approximately $41,000 for the services it provided to us in 2010. While it may do so in the future subject to the pre-approval of the Compensation Committee, Hugessen did not perform any services for management in 2010 separate from its role as consultant to the Compensation Committee.

Benchmarking

As part of a comprehensive review of our compensation policies in 2009, the Compensation Committee reviewed the compensation of our executive officers against the compensation of a peer group of similarly situated companies. Hugessen identified a comparator group (the “Comparator Group”) consisting of the following Canadian mining companies, most of whom are focused on base metals, and all of whose revenues or assets (or both) were between one-half to two times that of ours at the time (i.e., revenues between $500 million and $2 billion and assets between $950 million and $3.8 billion):

Centerra Gold Inc.	First Quantum Minerals Ltd.	FNX Mining Company Inc.
Inmet Mining Corp.	Lundin Mining Corp.	Northgate Minerals Corporation
Quadra Mining Ltd.	Thomson Creek Metals Company Inc.	Western Coal Corp.

The review of compensation of the Comparator Group was conducted by the Compensation Committee to assist it in determining whether the various elements of the other named executive officers’ (“NEOs”) compensation, and their aggregate compensation, were at appropriate levels. As the 2009 review was completed mid-year, the Compensation Committee continued to rely upon this information in evaluating the appropriateness of 2010 compensation levels set in early 2010.

Elements of Executive Compensation

Compensation of our NEOs includes the following components:

•	base salary;

•	annual cash bonus;

•	long-term incentives;

•	retirement benefits;

•	employee share purchase plan; and

•	other executive benefits and perquisites which do not amount to a material portion of overall compensation.

We believe these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide stable income, link the majority of our executives’ compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

As discussed further below under “Long-Term Incentives”, in 2010 the Board added a performance-condition to our executives’ long-term incentive grants. The Board also ceased the practice of granting a fixed number of options, as this caused the grant date value of awards to vary widely from year to year depending on our share price. This also made it impossible to have a mix of compensation that was consistent in its total value from year to year, subject only to performance considerations. In 2010, the mix of total direct compensation payable to our NEOs was as follows:

Base Salary	Short-Term Incentives (Annual Cash Bonus)	Long-Term Incentives (Performance Share Units)
39%	27%	34%

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metal prices and other factors beyond our control, our financial performance warrants significantly lower annual cash bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects the emphasis on linking executive compensation to our performance and alignment with the best interests of our company. Base salaries of our NEOs are initially negotiated upon their hiring and set forth in their respective employment agreements. While modest increases may be made to recognize individual performance following the annual review process, we typically provide comparable fixed compensation to similarly-situated executives within the company. Base salaries are also determined with reference to industry benchmarking and our performance in comparison to the Comparator Group. The Compensation Committee may also consider recommending increases to base salaries of the NEOs if our performance is superior to that of the Comparator Group, to recognize sustained superior performance of an executive or to address retention considerations.

The 2010 base salaries of our NEOs as at December 31, 2010 are shown in the table below:

Name(1)	Title	2010 Base Salary
David Garofalo	President and Chief Executive Officer	$750,000	(2)
David S. Bryson	Senior Vice President and Chief Financial Officer	$383,000
Tom A. Goodman	Senior Vice President and Chief Operating Officer	$400,000	(3)
Alan T. C. Hair	Senior Vice President, Business Development and Technical Services	$370,000

(1)	Ms. H. Maura Lendon, formerly our Senior Vice President, Corporate Services and Chief Legal Officer, departed HudBay on May 6, 2011.
(2)	Mr. Garofalo joined our company on July 12, 2010. His base salary as shown in this table is on an annualized basis.
(3)	Mr. Goodman was promoted to Chief Operating Officer, effective August 2, 2010 at which time his annualized base salary was increased from $383,000 to $400,000.

Non-CEO Named Executive Officers

After taking office in March 2009, the Compensation Committee reviewed the base salaries of the non-CEO NEOs against the base salaries paid to executives at the members of the Comparator Group and found their base salaries to be within an acceptable range. In early 2010, the Board, on the recommendation of the Compensation Committee, approved an increase in Ms. Lendon’s base salary from $330,000 to $370,000 and in Mr. Bryson’s base salary from $330,000 to $383,000. These increases were based on a desire to provide comparable compensation to our Senior Vice Presidents, and addressed the fact that Mr. Bryson and Ms. Lendon had received promotions in 2009, but related adjustments to base salary were deferred due to then-prevailing economic conditions. The additional amount added to Mr. Bryson’s base salary above $370,000 was in acknowledgement that his base salary was lower than that paid to other chief financial officers in the Comparator Group. Following Mr. Garofalo’s appointment in July 2010, he and the Board conducted a review of our management structure, with the result that Mr. Goodman was promoted to Chief Operating Officer in August 2010. Following this promotion, Mr. Goodman’s base salary was increased from $383,000 to $400,000.

For a discussion of base salaries and other compensation at the CEO level, see “CEO Compensation”.

Annual Cash Bonus

The annual cash bonus is a variable component of executive compensation based upon corporate and individual performance. This form of short-term incentive motivates executive performance aligned with objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

A review of our short-term incentive program was included in the 2009 comprehensive review by the Compensation Committee. Based upon the benchmarking described above under “Benchmarking”, the Compensation Committee determined that the non-CEO NEOs’ target bonus rate that was applied in the previous year, being 75% of their base salaries, was appropriate and consistent with our compensation philosophy. The target bonus establishes the amount of annual cash bonus to which an NEO would be entitled assuming attainment of corporate and individual objectives at the target level established for the NEO by the Compensation Committee in consultation with the CEO. For performance that does not meet the target objectives, an amount below the target bonus amount will be paid. Similarly, for achievement of results in excess of the target objectives, a bonus amount in excess of the target will be awarded. The Committee may also recommend the payment of lower or higher bonus amounts, where appropriate to reflect our financial performance and value created for shareholders.

In 2010, through strategic planning and in consultation with the Compensation Committee, management identified key strategic and operational objectives intended to advance HudBay’s growth and development. These objectives encompassed the following: (i) achievement of internal operational, health and safety and cost performance targets; (ii) corporate financial performance; (iii) reputational management; and (iv) growth initiatives. Having a broad number of performance objectives tied to their incentive compensation encourages management to achieve optimal results in all matters that are important to the performance of the Company, which may not be the case if only a small number of performance objectives are used.

Where possible, the 2010 metrics were set in a manner to enable objective determination and to focus on matters that were under management’s control. However, the Compensation Committee recognizes that to adequately assess personal and company performance and incent desired management behaviour to achieve results, it is also necessary to include subjectively assessed metrics.

The corporate performance objectives used to guide the NEOs and establish their 2010 short-term incentive entitlements are set forth in the tables below. In order to align management in attainment of results, these objectives were weighted equally for all senior executives and comprised 80% of each NEO’s performance evaluation. The remaining 20% was based upon objectives reflecting the direct responsibility of the particular NEO, and are described in connection with each NEO below. In scoring attainment of objectives, we use a base threshold below which results would earn a zero score, results at threshold earn a 50% score, results at target earn a 100% score and results at or above a maximum threshold a 150% score.

The aggregate score resulting from the corporate performance measures, which compose 80% of each NEO’s overall short-term incentive entitlement, was 67.9 out of 80.

Operational Excellence (20%)

Measure	Target
LTA Frequency	20% under 3 year average
Severity Frequency	20% under 3 year average
Reportable environmental incidents (loss of ISO certification results in a zero score on this measure)	No level 2 incidents
Cu production as Cu Concentrate	100% of Budget (48,341 tonnes)
Zn production as Zn Concentrate	100% of Budget (82,858 tonnes)

Zn metal cast, including domestic and purchased concentrate	100% of Budget (110,283 tonnes)
Unit operating cost - all mines and mills ($/tonne ore)	100% of Budget ($56.15/tonne)
Unit operating cost - metallurgical plants ($/lb)	100% of Budget ($0.32/lb. Zn, $0.43/lb. Cu)
Flin Flon overheads ($)	100% of Budget ($62.5 million)
Execution of capital plan	100% of Plan
Completion of staffing plan	100% of Plan
Advance implementation of ERP Project	Composite measure
Complete smelter/refinery closure	Subjective
Implement concentrate sales strategy	Subjective
Secure domestic zinc concentrate	39,500 tonnes

In aggregate, the measures regarding operational performance scored 26 out of 30.

Financial Excellence (25%)

Measure	Target
Net Earnings (normalized)	$50 Million
Share price performance relative to peer group index	Same performance
Grow net asset value per share	8% accretion
Advance IFRS implementation	Composite measure
Establish cost competitiveness benchmarks and objectives	June 30, 2010

In aggregate, the measures regarding financial performance scored 15.1 out of 25.

Reputational Management (7%)

Measure	Target
Enhance community and government support in Guatemala	Subjective
Flin Flon environmental	Subjective
Develop and implement reputational management plan	September 30, 2010
Enhance external perceptions of the company	Composite measure

In aggregate, the measures regarding reputational management scored 8.5 out of 7.

Growth Initiatives (18%)

Measure	Target
Replace Flin Flon reserves and resources	100% of previous year mined
Execute 2010 exploration plan	Composite measure
Advance Lalor project	Composite measure
Advance Fenix project	Composite measure
Advance smaller development projects	Composite measure
Strategic transaction	Completion
Optimize existing asset portfolio	Subjective

In aggregate, the measures regarding growth initiatives scored 18.4 out of 18.

Mr. Bryson’s personal objectives were based on the matters in the table above under “Financial Excellence”, along with advancement of the enterprise resource planning project, advancing the IFRS conversion, implementing a concentrate sales strategy, establishing 2011 corporate objectives, enhancing external perceptions of the company, advancing our reputational management plan, advancing the Fenix project and execution of our acquisition strategy. He received an overall score of 17.9 out of 20.

Mr. Goodman’s personal objectives were based on advancement of the enterprise resource planning project, implementing a concentrate sales strategy, completing a staffing plan, closing our copper smelter, establishing 2011 corporate objectives, HBMS net earnings, advancing the Lalor project, operational matters involving our Balmat and 777 North properties and reputational management matters. He received an overall score of 26.8 out of 20.

Mr. Hair’s personal objectives were based on operational matters including closing our copper smelter and refinery, implementing a concentrate sales strategy, establishing 2011 corporate objectives, and environmental health and safety matters including oversight of management systems and reporting, the Flin Flon soils study and mine closure planning. He received an overall score of 22.3 out of 20.

Ms. Lendon’s personal objectives were based on operational matters including operating and overhead costs, net earnings, establishing 2011 corporate objectives, reputational matters, growth initiatives, including advancing projects and executing our acquisition strategy, and legal and human resources matters. She received an overall score of 23 out of 20.

The following table shows the target bonus available to each of the NEOs as well as the actual amount awarded for 2010.

Name	Target Bonus (% of Base Salary)	100% of Bonus at Target	% of Target Bonus Awarded for 2010	Amount of Bonus Awarded for 2010
David Garofalo(1)	100%	$750,000	89.7%	$672,375
W. Warren Holmes(2)	N/A	N/A	—	—
David S. Bryson	75%	$287,250	85.8%	$246,461
Tom A. Goodman	75%	$291,500	94.7%	$276,051
Alan T.C. Hair	75%	$277,500	90.2%	$250,305
H. Maura Lendon	75%	$277,500	90.9%	$252,248

(1)	While Mr. Garofalo commenced employment on July 12, 2010, his employment agreement provides for payment of a full year annual cash bonus for 2010 to reflect foregone bonus with his former employer.
(2)	Mr. Holmes’ terms of employment as Interim CEO did not provide for payment of an annual cash bonus due to the temporary nature of his position.

Long-Term Incentives

Purpose of Long-Term Incentives

The Compensation Committee believes that long-term equity-based compensation should form a significant amount of our NEOs’ overall compensation in order to provide a strong correlation between compensation and our share price, thereby aligning the interests of the executives and shareholders. Further, the use of share units that vest and become payable three years after the grant date encourages retention of key executives, since if they resign from the company, their entitlement under the awards ceases.

Review of our Long-Term Incentive Practices

Upon assuming office in 2009, the Compensation Committee undertook an evaluation of our long-term incentive plan (the “LTIP”). In consultation with Hugessen, the Compensation Committee reviewed and considered different long-term incentive program features, including the use of time-vested stock options versus share units, performance conditions, and appropriate levels of LTIP compensation for the executives, both in proportion to their overall compensation and relative to the Comparator Group.

Following this review, the Board, on the recommendation of the Compensation Committee, approved changes to the LTIP which resulted in the adoption of performance-conditioned share units as our primary form of long-term incentive. A share unit is a notional unit which, depending on the terms of the share unit plan, is redeemable for either a company share or a cash amount equal to the value of a company share at a future date, and may be made subject to vesting and performance criteria. The Compensation Committee also considers compensation through share units to provide more transparent compensation value and superior alignment with shareholder interests than through stock options.

The Compensation Committee considered our previous practice of making equity-based grants based on a fixed number of units, which varied by position held within our company. They noted that this practice resulted in significant variances in total compensation from year to year, based on the grant date value of the awards (calculated using a Black-Scholes model). Accordingly, on the recommendation of the Compensation Committee, the Board determined that long-term incentive grants would be based on the value of the grant as a percentage of the recipient’s base salary, with the appropriate percentage to be based on industry benchmarking for similar positions. After considering the benchmarking information provided by Hugessen, the Compensation Committee and the Board determined that grants at the senior vice president level should be targeted at 80% of their base salaries. Mr. Garofalo’s long-term incentive target level was set at 100% of his base salary. See “CEO Compensation”.

Along with considering the type of long-term incentives to be granted and the value of the grants, the Compensation Committee considered the adoption of performance conditions associated with the LTIP. The Committee noted that adding performance conditions to the LTIP further strengthened the alignment between executive compensation and shareholder interests. Although the Compensation Committee found that only a few companies among our Comparator Group applied performance conditions to LTIP awards, it was determined that using performance conditions was consistent with our compensation philosophy, reflected governance ‘best practices’ and would not adversely impact our ability to attract and retain high-performing executives.

In consultation with Hugessen, the Compensation Committee considered a number of alternatives for incorporating performance conditions to LTIP awards. Ultimately, the Compensation Committee and the Board determined that applying the annual performance scores used to calculate the NEOs’ annual bonus entitlement to adjust annual LTIP grants would provide transparent and administratively manageable performance conditions. The Compensation Committee determined that in implementing the new LTIP, senior executives would be subject to performance conditions commencing with their 2010 LTIP grants, while performance conditions would be attached to the 2011 LTIP grants for other eligible employees in order to enable appropriate implementation and communication of the new program.

2010 Long-Term Incentive Grant

Performance-conditioned share units granted to our executives and other eligible employees as part of our regular LTIP grant in March 2010 were granted pursuant to our Long-Term Equity Plan, which was adopted and approved by our shareholders in 2008. Each share unit granted pursuant to the plan entitles the holder to receive a payment in HudBay shares, or at the option of the company, cash equal to the value of the share units on the date of vesting. The share units vest on the third anniversary of the date of the grant. If a plan participant resigns from the company, or is terminated with cause, all unvested share units will be forfeited. If a plan participant is terminated without cause, his or her share units will vest and become payable on the date of termination. Holders of share units receive additional share units in an amount equal to the dividends paid on our common shares each time a dividend is paid. As it is the Board’s intention that share units should be paid in cash, in August 2010, the Share Unit Plan was adopted, with terms the same as the Long-Term Equity Plan except that all share units granted thereunder will settle in cash on the vesting date. It is the Board’s intention that future LTIP grants will be made under the Share Unit Plan and as such will be capable of being settled in cash only.

Our non-CEO NEOs received their 2010 LTIP grants through performance-conditioned share units as shown in the table below.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target(1)	% of Target LTIP Grant Awarded for 2010	Amount of 2010 LTIP Award	Number of share units granted in 2010
David S. Bryson	80%	$306,400	108.3%	$331,831	24,819
Tom A. Goodman	80%	$306,400	104.1%	$318,962	23,857
Alan T.C. Hair	80%	$296,000	104.1%	$308,136	23,047
H. Maura Lendon	80%	$296,000	110.4%	$326,784	24,442

(1)

The 2010 grant, made in March 2010, was based on each NEO’s base salary at the time and the percentage of target LTIP granted was based on the performance scores used to determine their bonus in respect of 2009.

Employee Share Purchase Plan

In August 2010, the Board approved the adoption of an Employee Share Purchase Plan (the “ESPP”) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire HudBay shares. The company makes a matching contribution of 75% of the participant’s contribution, and one-third of the company’s contribution is immediately applied towards the tax withholding obligation on the company contribution. Shares purchased with the company contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution. The Compensation Committee believes the ESPP advances our company’s interests through the motivation, attraction and retention of executives and other employees and alignment of their interests with those of our shareholders by encouraging voluntary equity participation in our company.

Retirement Benefits

Each of our NEOs (other than Mr. Holmes during his tenure as interim CEO), participates in our defined benefit pension plan (the “Pension Plan”) from the date of their employment. The Pension Plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the Pension Plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits are fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $16,295 for 2010.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guarantee period of five years. For purposes of the Pension Plan, earnings consist of an employee’s basic compensation received in the plan year from our company as reported for income tax purposes exclusive of: (i) payments for overtime, (ii) bonuses and directors’ fees, (iii) allowances and benefits that are taxable as set out in the Income Tax Act (Canada) and (iv) all payments in excess of those amounts required under the provisions of the Canada Labour Code made as a consequence of termination of employment. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual cash bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual cash bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

In June 2010, the Compensation Committee held a joint meeting with our Audit Committee at which they received detailed reports from management and its pension consultants on the structure of our pension and other retirement plans, their investment performance and the governance of the plans.

Perquisites and Other Benefits

We do not believe that perquisites and other benefits should represent a significant portion of the overall compensation of our NEOs. The perquisites provided to the NEOs in 2010 included company contributions pursuant to the ESPP (as described above under “Employee Share Purchase Plan”), fitness memberships, comprehensive annual medical examinations, life and accident insurance premiums and, for certain executives, parking allowances (in Toronto, Ontario) and housing subsidies (in Flin Flon, Manitoba).

CEO Compensation

The terms of Mr. Garofalo’s compensation were set as part of his agreement to join our company as President and CEO and were determined with reference to the benchmarking conducted by Hugesson during the process of determining the compensation of our previous CEO. Mr. Garofalo’s base salary of $750,000 is consistent with the base salary paid to other individuals in the CEO role in recent years and was determined by the Board to be within the range of CEO salaries within the Comparator Group.

Mr. Garofalo’s target annual cash bonus award was set at 100% of his base salary and his target LTIP grant is set at 80% of his base salary. The Board and Compensation Committee believe it is appropriate for the CEO to have a higher proportion of his overall compensation linked to performance because of the greater amount of influence he can have over our company’s overall performance. Mr. Garofalo’s employment agreement provided that his annual cash bonus in respect of 2010 would not be prorated to reflect the amount of time in 2010 he spent with our company. The Board agreed it was appropriate to allow him to receive his full bonus entitlement (after applying corporate and individual performance scores) in order to compensate him for the bonus entitlement he forfeited when he left his previous employer. However, the corporate and personal performance scores referred to above under “Annual Cash Bonus” were applied to Mr. Garofalo’s bonus entitlement with the effect that he received 89.7% of the annual cash bonus payable to him at target. The corporate performance score of 67.9 out of 80 was the same as applied to the other NEOs, and his personal performance score of 21.8 out of 20 was reached by averaging the personal performance scores of our other senior executives.

Mr. Garofalo did not receive a regular LTIP grant in 2010. However, when determining his compensation, the Board and Compensation Committee agreed it was appropriate to compensate him for the substantial value of unvested share options he held with his previous employer. After receiving the advice of Hugesson, who conducted research to assess other situations where companies compensated new chief executive officers for compensation that was forfeited when they left their previous employers, the Compensation Committee concluded that Mr. Garofalo should receive equity-based compensation equal to a substantial portion of the unvested equity he would be forfeiting by leaving his previous employer. Accordingly, the Board approved a one-time grant of 900,000 options pursuant to our share option plan and 120,000 share units pursuant to our Share Unit Plan. See “Summary Compensation Table”. The options granted to Mr. Garofalo were intended to mirror the vesting and term to expiry of the options he held at his previous employer. The options vest in three equal portions, with the first one-third vesting at the time of grant and one-third vesting on each of the first and second anniversaries of the grant. All of his options expire four years after the grant date. The share units granted to Mr. Garofalo vest at the end of three years, except in the case of voluntary or involuntary termination of his employment. See “Payments on Termination”.

Mr. Holmes as Executive Vice Chairman and Interim CEO received a base salary of $58,333 per month, which on an annualized basis is equal to $700,000 per year. Mr. Holmes also received grants of deferred share units (“DSUs”) worth $102,500 per month. The DSUs payable to Mr. Holmes were in lieu of any entitlement to an annual cash bonus and participation in the LTIP and were intended to provide him with a level of compensation comparable to that of the previous CEO.

Due to the temporary nature of his position, Mr. Holmes was not entitled to any payments following termination of his service as Interim CEO on July 12, 2010 and during his tenure as Interim CEO he did not receive fees and retainers paid to our independent directors. Mr. Holmes also did not receive any pension or other benefits.

Share Ownership Guidelines

In 2009, the Board approved the establishment of share ownership guidelines for executives at the level of Senior Vice President and above. Pursuant to the share ownership guidelines, the CEO is required to hold shares or share units worth at least two times his base salary and the Senior Vice Presidents are required to hold shares or share units worth at least the amount of their base salaries. Options held by the executives will not be counted towards the required shareholdings. Officers subject to the guidelines have four years in which to attain the required shareholdings, and as their base salary increases, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. For the purpose of determining the amount of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the share ownership guidelines, our NEOs and others who from time to time may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Timely Disclosure, Confidentiality and Insider Trading Policy, including a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

Our executives’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name	Ownership Requirement	Value of Equity Required(1)	Total Equity Ownership(2)
David Garofalo	2 times base salary	$1,500,000	$3,072,150
David S. Bryson	Equal to base salary	$383,000	$747,192
Tom A. Goodman	Equal to base salary	$400,000	$629,578
Alan T.C. Hair	Equal to base salary	$370,000	$611,916

(1)	As the Share Ownership Guidelines were implemented in 2009, our NEOs have until at least 2013 to achieve compliance with the ownership requirements.
(2)	Includes the grant date value of share units held and the acquisition value of common shares held.

Employment Agreements

Each of the NEOs as at the date of this circular is party to an employment agreement with our company. In 2010, the employment agreements with our NEOs and other senior executives were amended to better record the terms of their employment and to address other non-material issues in their previous employment agreements. The NEOs’ employment agreements establish their base salary and right to participate in our annual cash bonus, long-term incentive and pension plans and provides for payments and benefits on their involuntary termination without cause or resignation for ‘good reason’. The employment agreements for each of Messrs. Bryson, Goodman and Hair provide for the following payments and benefits following their involuntary termination without just cause, or resignation for good reason:

•	a lump sum payment of an amount equal to 24 months base salary;

•

a further lump sum payment of an amount equal to two times the average incentive bonus earned over the two fiscal years immediately preceding the termination date (in the absence of the relevant bonus history, 75% of base salary will be used for the purposes of the bonus allocation);

•

the executive will be entitled to continue to participate in the employee pension and benefit plans for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements in respect of the executive during a 24 month period; and

•	the executive’s stock options and share units will continue to vest in the ordinary course and be exercisable in accordance with the terms of the applicable equity plan.

Mr. Garofalo’s employment agreement provides for the following payments and benefits following his involuntary termination without just cause, or resignation for good reason:

•	a lump sum payment of an amount equal to 30 months base salary;

•

a further lump sum payment of an amount equal to 2.5 times the average incentive bonus earned over the two fiscal years immediately preceding the termination date (in the absence of the relevant bonus history, 100% of base salary will be used for the purposes of the bonus allocation);

•	continued participation in the employee pension and benefit plans for 24 months or a lump sum payment equal to the premium contributions and his pension entitlements during a 24 month period; and

•	his stock options and share units shall become immediately vested and options will be exercisable in accordance with the terms of the share option plan for their remaining duration.

Mr. Garofalo’s employment agreement also provides that the vesting of the share units granted to him on his hire date accelerates if he resigns from the company as follows:

•	one-third accelerate to the date of termination if he has been with the company for less than one year;

•	two-thirds accelerate to the date of termination if he has been with the company for between one and two years; and

•	all accelerate to the date of termination if he has been with the company between two years and three years.

Each of our NEOs are required by their respective employment agreements to not solicit officers, employees or agents of our company for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information.

Mr. Holmes’ terms of engagement as Executive Vice Chairman and Interim CEO were set out in a letter agreement which set his compensation (described above) and provided that he was not entitled to any payments on the termination of his employment, other than base salary and deferred share unit grants accrued to the time of his termination. For amounts payable to the NEOs on the termination of their employment, see “Payments on Termination”.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for Cdn$100 invested in Common Shares on December 31, 2005 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for our five most recently completed financial years.

(in Cdn.$)	2005	2006	2007	2008	2009	2010
HudBay Minerals Inc. (TSX)	100.00	370.80	331.07	51.95	230.39	306.79
S&P/TSX Composite Index	100.00	117.26	128.79	86.28	116.53	137.05
S&P/TSX Diversified Metals and Mining Index	100.00	169.79	203.75	65.21	273.24	405.75

It is difficult to directly compare our NEO compensation during the past five years with the trend reflected in the above chart because of the significant changes in our management during that time. However, annual cash bonuses paid to our NEOs for 2008 were much lower than in 2006 and 2007 due to a steep decline in metals prices and general market conditions, which were reflected in our share price. In addition, before 2009 our practice was to grant a fixed number of stock options to our NEOs pursuant to our long-term incentive program. Because the grant date value of stock options (based on Black-Scholes valuation) is higher when our share price is higher and lower when our share price is lower, the long-term incentive portion of our NEOs’ compensation prior to 2009 would closely follow the trend shown in the above graph.

Summary Compensation Table

The following tables provide information respecting compensation received in or in respect of the financial years ended December 31, 2010, December 31, 2009 and December 31, 2008 by each of the NEOs.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option awards(1) ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation(4) ($)	Total compensation ($)
					Annual incentive plan ($)(2)	Long-term incentive plan ($)(3)

David Garofalo President and Chief Executive Officer	2010 2009 2008	355,244 — —	1,460,400 — —	4,078,658 — —	672,375 — —	— — —	47,025 — —	25,105 — —	6,638,807 — —

W. Warren Holmes Executive Vice Chairman and Interim CEO	2010 2009 2008	368,772 93,199 —	400,081 307,500 —	— — —	— — —	— — —	— — —	77,000 158,414 —	845,853 559,113 —

David S. Bryson Senior Vice President and Chief Financial Officer	2010 2009 2008	383,000 330,000 113,254	331,831 — —	— — 620,800	246,461 268,043 100,000	— 264,000 —	47,038 23,164 13,278	11,010 2,574 1,389	1,019,340 887,781 848,721

Tom A. Goodman Senior Vice President and Chief Operating Officer	2010 2009 2008	387,250 370,000 328,750	318,962 — —	— — 340,000	276,051 288,878 135,000	— 296,000 —	116,480 20,822 340,389	5,918 3,241 4,032	1,104,661 978,941 1,148,171

Alan T. C. Hair Senior Vice President, Business Development and Technical Services	2010 2009 2008	370,000 370,000 351,250	308,136 — —	— — 340,000	250,305 288,878 110,000	— 296,000 —	39,531 31,278 51,462	8,325 3,077 4,308	976,297 989,233 857,020

H. Maura Lendon(5) Senior Vice President, Corporate Services and Chief Legal Officer	2010 2009 2008	370,000 330,000 211,750	326,784 — —	— — 1,038,000	252,248 273,240 150,000	— 264,000 —	59,733 29,160 31,423	15,826 2,574 2,597	1,024,591 898,974 1,433,770

(1)	The grant date fair value of the share options has been estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 1.8% (2010) and 2.9% (2008); dividend yield of 0%; volatility factor of 67% (2010) and 52% (2008); and expected life of four years for options issued under the original share option plan and three years for options issued under the amended share option plan.
(2)	Mr. Bryson and Ms. Lendon joined HudBay in 2008 and awards in this column for each of them are prorated amounts that reflect their time of service in 2008.
(3)	Amounts disclosed in this column for 2009 represent the aggregate value of the cash retention bonus granted to the NEOs in August 2009. The bonus is payable in increments, with one-third paid at the time of grant, one-third being payable at the first anniversary of the date of grant along with a 5% accretion in value, and the final one-third being payable on the second anniversary of the date of grant along with a further 5% accretion in value.
(4)	None of the NEOs received perquisites that in the aggregate amounted to greater than $50,000. Amounts in this column for 2010 include company contributions under our Employee Share Purchase Plan, the payment of dividend equivalents on share units and deferred share units held by the NEOs, the value of premiums paid by HudBay for life insurance for the NEOs, and, for Mr. Holmes, the amount received by him after July 12, 2010 for serving as a director.
(5)	Ms. Lendon departed HudBay on May 6, 2011.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2010.

Outstanding Option Awards and Share-Based Awards

					Option Awards				Share Based Awards
Name	Grant Date	Number of securities underlying options at the time of grant (#)		Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)
David Garofalo	12-July-2010	900,000		900,000		12.17	12-July-2014	5,220,000	120,000	2,156,400
W. Warren Holmes	—	—		—		—	—	—	—	—
David S. Bryson	21-Mar-2007 27-Aug-2008	45,750 160,000	(2)	45,750 107,000	$ $	20.75 10.69	21-Mar-2012 27-Aug-2013	— 778,960	24,819	445,997
Tom A. Goodman	17-May-2005 24-Mar-2006 12-Mar-2007 20-Mar-2008	225,000 75,000 75,000 50,000		— — 75,000 50,000	$ $ $ $	2.59 9.70 20.80 15.86	17-May-2015 24-Mar-2016 12-Mar-2017 20-Mar-2018	— — — 105,500	23,857	428,710
Alan T. C. Hair	17-May-2005 24-Mar-2006 12-Mar-2007 20-Mar-2008	225,000 75,000 75,000 50,000		15,000 75,000 75,000 50,000	$ $ $ $	2.59 9.70 20.80 15.86	17-May-2015 24-Mar-2016 12-Mar-2017 20-Mar-2018	230,700 620,250 — 105,500	23,047	414,155
H. Maura Lendon	3-Apr-2008	150,000		150,000		$16.14	03-Apr-2018	274,500	24,441	439,205

(1)	Based on the closing price of our common shares on the TSX of $17.97 on December 31, 2010.
(2)	Converted from options initially granted by Skye Resources Inc.

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2010.

Incentive Plan Awards Vested or Earned in 2010

Name	Option awards — Value during the year on vesting ($)		Share-based awards – Value vested during the year ($)		Non-equity incentive plan compensation — value earned during the year(1) ($)
David Garofalo	—	(2)	486,800	(3)	672,375
W. Warren Holmes	—		—		—
David S. Bryson	388,800		—		246,461
Tom A. Goodman	—		—		276,051
Alan T. C. Hair	—		—		250,305
H. Maura Lendon	—		—		252,248

(1)	Represents the annual cash bonus paid in respect of 2010.
(2)	One-third of the 900,000 share options granted to Mr. Garofalo in 2010 were vested at the time of grant and if exercised on the grant date, no value would have been realized.
(3)	One-third of the 120,000 share units granted to Mr. Garofalo in 2010 were vested at the time of grant on July 12, 2010, and the vested value is based on the $12.17 closing price of our common shares on the TSX on July 9, 2010, the last trading day before the grant date.

Pension Plan Benefits

Defined Benefit Plan(1)

		Annual benefits payable ($)
Name	Number of years credited service (#)	At year end ($)	At age 65 ($)	Accrued obligation at start of year ($)	Compensatory change ($)	Non- Compensatory change ($)	Accrued obligation at year end ($)
David Garofalo	0.5	7,331	295,701	0	47,025	14,991	62,016
David S. Bryson	2.3	15,685	169,737	48,543	47,038	42,710	138,291
Tom A. Goodman	32.8	226,318	284,704	2,194,876	116,480	487,932	2,799,288
Alan T. C. Hair	6.0	41,673	152,800	249,831	39,531	98,971	388,333
H. Maura Lendon	2.7	17,318	127,181	70,835	59,733	45,782	176,350

(1)	Due to the temporary nature of his position, Mr. Holmes did not participate in the pension plans.

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory change ($)	Accumulated value at year end ($)
David Garofalo	—	—	—	—
David S. Bryson	—	—	—	—
Tom A. Goodman	461,978	—	18,290	480,268
Alan T. C. Hair	1,177,925	—	46,637	1,224,562
H. Maura Lendon	—	—	—	—

(1)	Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual cash bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Payments on Termination

The following table provides details regarding the estimated incremental payments from us to each of the NEOs assuming termination on December 31, 2010(1):

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
David Garofalo	1,875,000	1,875,000	314,919	4,064,919
David S. Bryson	766,000	514,504	118,857	1,399,361
Tom A. Goodman	800,000	564,929	203,052	1,567,981
Alan T. C. Hair	740,000	539,183	154,824	1,434,007

(1)	Mr. Holmes was not entitled to and did not receive any payments on termination of his role as interim CEO.

None of our NEOs in the table above are entitled to any payments in a circumstance where there is a change of control and they are not terminated or they do not resign for good reason, as defined in their employment contracts.

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Further, the program emphasizes the alignment of Directors with the interests of our shareholders by having grants of deferred share units compose a significant portion of compensation and by requiring compliance with share ownership guidelines.

The compensation arrangements for the Directors include a combination of cash retainers, equity-based retainers payable in DSUs, and meeting fees. The amount of such retainers and fees payable in a calendar year are described below:

Position	Annual Cash Retainer(1)	Annual Equity-Based Retainer(2)	Board or Committee Meeting Fee(3)
Chairman	$167,500	$167,500	—
Director	$40,000	$40,000	$1,500
Chair, Audit Committee	$30,000	—	$1,500
Chair, other Committee of the Board	$10,000	—	$1,500
Member, Committee	—	—	$1,500

(1)	Directors may elect to have all or a portion of their annual cash retainers and meeting fees payable in deferred share units (“DSUs”).
(2)	Payable in DSUs.
(3)	Directors whose travel time to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting.

The amounts of the retainers and fees approved for the Directors other than the Chairman were determined following a review in 2009 by the Compensation Committee of benchmarking information conducted for the previous Board and a report on director’s compensation compiled by Spencer Stuart, an executive search consulting firm, as well as a review of the compensation provided to the previous Board. The Compensation Committee believes the amount of Director compensation program is appropriate in light of the time commitments required from the directors and is consistent with the director compensation adopted by similar companies. Following the 2009 review of director compensation. The Compensation Committee and the Board decided to eliminate the practice of making option grants to Directors and instead adopted grants of DSUs as the form of equity-based compensation for directors. As with the share units payable to our NEOs, DSUs track the value of our common shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board. Ensuring that Directors have an equity interest in our company helps to align the interests of the Directors with the long-term interests of the shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with the interests of shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

As mandated by its charter, the Compensation Committee further reviewed Director compensation in 2010 with the assistance of Hugesson, which conducted a detailed benchmarking study with an updated comparator group consisting of the following companies:

Centerra Gold Inc. First Quantum Minerals Ltd. Inmet Mining Corporation	Lundin Mining Corporation Northgate Minerals Corp. Quadra FNX Mining Ltd.	Thompson Creek Metals Company Inc. Western Coal Corp.

Upon completing the 2010 review of Director compensation, the Compensation Committee concluded that no changes should be made to the compensation of the non-Chairman Directors. However, they acknowledged that the Chairman’s overall compensation was in the bottom quartile of the comparator group and that paying per meeting fees did not adequately account for the significant amount of time spent by the Chairman on company matters outside of formal board meetings. As a result, they recommended to the Board that the Chairman’s compensation be increased to a flat retainer of $335,000 (without an entitlement to per meeting fees), to be split evenly between cash and DSUs. The Compensation Committee believes the Chairman’s adjusted compensation is consistent with that paid to non-executive Chairs at other companies in the comparator group.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors during the financial year ended December 31, 2010.

Name(1) (2)	Fees earned ($)(3)	Share-based awards ($)(4)	All other compensation ($)(5)	Total ($)
J. Bruce Barraclough	139,000	40,000	948	179,948
Brian D. Gordon	44,705	19,231	—	63,936
Alan R. Hibben	—	180,500	1,883	182,383
Peter R. Jones	38,507	33,984	—	72,491
John L. Knowles	38,352	139,148	1,583	179,083
Alan J. Lenczner	85,000	40,000	948	125,948
G. Wesley Voorheis	—	333,000	2,428	335,428
Kenneth G. Stowe	55,267	20,769	—	76,036

(1)	Compensation paid to Mr. Holmes as a director in 2010 is included in the column “All other compensation” in the Summary Compensation Table. Mr. Holmes did not receive fees for his role as a director between his appointment as Executive Vice Chairman on November 12, 2009 and the termination of his role as Interim Chief Executive Officer on July 12, 2010.
(2)	Messrs. Gordon and Jones served as directors until the end of our annual meeting of shareholders on June 24, 2010 and Mr. Stowe joined the Board on that date.
(3)	Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.
(4)	Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.
(5)	Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.10 per share dividend on September 30, 2010.

Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Share-based awards — Value during the year on vesting ($)(1)
J. Bruce Barraclough	40,000
Brian D. Gordon	19,230
Alan R. Hibben	180,500
Peter R. Jones	33,984
John L. Knowles	139,148
Alan J. Lenczner	40,000
G. Wesley Voorheis	333,000
Kenneth G. Stowe	20,769

(1)	Represents the amount of DSUs granted to each director in 2010 pursuant to our Directors’ Deferred Share Unit Plan. DSUs are considered vested at the time of grant. No stock options have been granted to the current directors and, accordingly, none of the directors hold unvested equity awards.

Share Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire common shares or DSUs having an initial acquisition value equal to three times the aggregate value of his annual cash and equity retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors.

The Directors’ progress in meeting our share ownership guidelines as of the date of this Circular is shown in the following table:

Name	Ownership Requirement	Value of Equity Required(1)	Total Equity Ownership(2)
J. Bruce Barraclough	Three times cash and equity retainer	$240,000	$120,986
Alan R. Hibben	Three times cash and equity retainer	$240,000	$366,661
W. Warren Holmes	Three times cash and equity retainer	$240,000	$939,317
John L. Knowles	Three times cash and equity retainer	$240,000	$229,458
Alan J. Lenczner	Three times cash and equity retainer	$240,000	$257,986
Kenneth G. Stowe	Three times cash and equity retainer	$240,000	$30,769
G. Wesley Voorheis	Three times cash and equity retainer	$1,005,000	$1,054,033

(1)	As the Share Ownership Guidelines were implemented in 2009, our directors have until at least 2013 to achieve compliance with the ownership requirements.
(2)	Includes the grant date value of DSUs held and the acquisition value of common shares held.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2010.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,368,784	$14.50	4,876,472
Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	4,368,784	$14.50	4,876,472

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of our company at any time since January 1, 2010; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors and the appointment of the auditor.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to HudBay or any of our subsidiaries during the year ended December  31, 2010 and as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of HudBay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction with us since

January 1, 2010 or has any such interest in any proposed transaction that has materially affected or would materially affect HudBay or our subsidiaries. “Informed Person” means (a) a director or executive officer of HudBay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of HudBay, (c) any person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction over common shares or a combination of both carrying more than 10% of the voting rights attached to all common shares, and (d) HudBay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of HudBay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is $643,000. The policy provides an annual aggregate coverage limit of $60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•

the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of our company, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of $500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

HudBay files reports and other information with the Canadian Securities Administrators. These reports and information, which include the unaudited comparative consolidated financial statements and management’s discussion and analysis for the three months ending March 31, 2011 are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information relating to our company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. HudBay shareholders may also request copies of these documents from our Chief Legal Officer by telephone at (416) 362-8181 or by e-mail at info@hudbayminerals.com.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the Board of Directors of HudBay Minerals Inc.

By Order of the Board of Directors

(signed) “G. Wesley Voorheis”

G. Wesley Voorheis

Chairman

May 16, 2011

SCHEDULE “A” -

CORPORATE GOVERNANCE GUIDELINES AND BOARD MANDATE

INTRODUCTION

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

GUIDELINES

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company’s business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company’s strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company’s senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors’ and officers’ liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 9 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

Selection of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors, based primarily on the following criteria:

•	judgment, character, expertise, skills and knowledge useful to the oversight of the Company’s business,

•	diversity of viewpoints, backgrounds, experiences and other demographics,

•	business or other relevant experience, and

•

the extent to which the interplay of the individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors (that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director will be expected to promptly tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. Within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors – where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

Continuation as a Director

Directors who have passed their 70th birthday will not be eligible for re election unless a specific determination to the contrary is made by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee.

When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director’s continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the

Corporate Governance and Nominating Committee. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

•	Conduct an annual self-evaluation; and

•

Review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the Senior Vice President, Corporate Services and Chief Legal Officer, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

The Board of Directors, the Audit Committee and the Environmental Health and Safety Committee should meet at least four times per year, and other committees at least two times per year, and in every case, more frequently if required to address matters within the Board or committee’s respective charters.

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine. The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution. Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Board or the committee.

The Board of Directors, as provided for in its charter, may delegate authority to individual directors and committees where the Board determines it is appropriate to do so. Similarly, each committee may also delegate authority to individual members and subcommittees of its members where the committee determines it is appropriate to do so.

An agenda for each meeting of the Board of Directors and each committee meeting will be provided to each director and each member of the relevant committee. Any director or member of a committee may suggest the inclusion of subjects on the agenda of meetings of the Board of Directors or a committee. Each director and each member of a committee is free to raise at a meeting of the Board of Directors or a committee meeting, respectively, subjects that are not on the agenda for that meeting.

Materials provided to the directors for meetings of the Board of Directors and committee meetings should provide the information needed for the directors and members of the committee, respectively, to make informed judgments or engage in informed discussions.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director’s attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company’s Code of Business Conduct and Ethics.

Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company’s business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Schedule 1

HUDBAY MINERALS INC.

(the “Company”)

BOARD OF DIRECTORS CHARTER

PURPOSE

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.

•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.

•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

COMPOSITION

The Board of Directors collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

COMMITTEES

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health and Safety Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

HUDBAY MINERALS INC.

(the “Company”)

Appendix A

CATEGORICAL STANDARDS FOR DETERMINING

INDEPENDENCE OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgement.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.

2.	Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment: Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate[2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•

Direct Compensation: Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)[3] ;

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group;

[1]

A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

[2]

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

[3]

Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

•

Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•	Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.